T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH, 43230

October 4, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:	T&G Apothecary, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 12, 2011 File No. 333-173359

Dear Mrs.:

I write on behalf of T&G Apothecary, Inc., (the “Company”) in response to Staff’s letter of September 27, 2011, by Pamela A. Long,  Assistant Director, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed June 23, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
We note your response to comment one in our letter dated June 23, 2011. Notwithstanding the representations in your response, it still appears to us that the selling shareholders are acting as a conduit for the company and that this is a primary offering on behalf of the company. Further, in addition to the general factors identified in Securities Act Rule CDI 612.09, please note that we regard individuals who receive shares from a shell company to be underwriters in connection with any resales of such shares. SEC Release 33-8869 (2007) illustrates this position in that it makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies for this reason. In addition, such shareholders will continue to be considered underwriters with respect to their resales until the company is no longer a shell company and adequate information has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the shell company’s securities. Accordingly, if you wish to continue with the registration of the sale of these shares, please identify the selling shareholders as underwriters and clearly state on your cover page that the selling shareholders will offer these securities for a fixed price of $0.01 for the duration of the offering.

In response to this comment, the Company has revised the registration statement to identify all selling shareholders as underwriters and has indicated on the cover page that the offer of shares will be for a fixed price of $0.01 for the duration of the offering.

2.
Throughout the registration statement, we note that you provide information that appears to be outdated. For example, we note that you provide selling shareholder information as of June 17, 2011 on page 16 and that you provide information relating to director and executive officers, security ownership of beneficial owners, and description of securities as of August 2, 2011 on pages 18, 20, and 21, respectively. Additionally, we note that you indicate on the prospectus cover page that the prospectus is dated August 2, 2011. Please revise your registration statement to provide information that is current as of the filing date of your next amendment.

In response to this comment, the Company updated the information to the current date as requested.

Risk Factors, page 6

We depend on our trademarks and proprietary rights . . . . , page 13

3.
We note your response to comment six in our letter dated June 23, 2011; however, we partially reissue the comment. Please revise the heading of this risk factor so that it does not imply that you currently have trademarks or proprietary rights.

In response to this comment, the Company revised the risk factor so as to not imply that it has any trademarks or proprietary rights.

Selling Shareholders, page 16

4.
We note that you completed a private placement and issued three million shares of your common stock in January 2011. However, on page F-10, you state that you issued these shares on February 7, 2011. Please reconcile your disclosure as necessary.

In response to this comment, the Company corrected the disclosure to read February 7, 2011.

Description of Business, page 23

Government Regulations, page 27

5.
We note your reference in the third paragraph to the regulation of the advertising and promotion of your products. The last sentence of the paragraph suggests that either the FDA or the FTC may regulate this aspect of your business, while you initially suggest that the FDA would regulate it. Please revise your disclosure to clarify which agency or agencies would regulate the advertising and promotion of your products.

In response to this comment, the Company clarified disclosure.  The Company would only be subject to FDA marketing and promotional regulations if it were deemed to be selling drugs or biologics, rather than the cosmetic products the Company intends to market.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 28

6.
We note your response to comment 11 in our letter dated June 23, 2011; however, we partially reissue the comment. As previously requested, please disclose the month and year you expect to complete each step of your business plan and the month and year you expect to begin selling your products to the public. Please also disclose the costs associated with hiring marketing and promotion strategies consultants.

In response to this comment, the Company has amended its disclosure to include the month and year it expects to complete each stage of its business plan and the when it expects to start selling product.  The marketing and promotion work will at this time be peformed by Carolyne S. Johnson, the CEO of the company, and no costs will be incurred for her role in those activities.

7.
We note that you intend to work with Sensibility Soaps and Whip-Smart to manufacture your products and produce your packaging, respectively. Please clearly state whether you have entered into negotiations with these entities or have an agreement or contract  with these entities to provide goods and services. Additionally, we note that you name certain retail stores and online retailers, such as Nordstrom, C.O. Bigelow, Charles Penzone and www.liveloveluxe.com, and certain women’s care publications, such as Women’s Health and Real Simple, when discussing your marketing and promotional plans. Please tell us why you have chosen to name these retailers and publications. Please clearly state whether you have entered into discussions or negotiations with these entities and whether you have a contract or agreement to provide goods or services. Please note that you should not imply the existence of a relationship that does not yet exist, or that may not come to fruition.

In response to this comment, the Company has not entered into any contracts or agreements as of this date, but is in communication with these entities to provide the specified services, while it seeks additional capital to fund this operation.  The Company has chosen to name these specific retailers and publications due to their prestigious image in the consumer market, their large consumer base, and high quality products and services. No discussions, negotiations, contracts, or agreements have been entered into with any of these companies.

8.
We note that you cite to uniform resource locators (“URLs”) for certain websites, such as www.liveloveluxe.com and the National Retail Federation annual convention and expo website. Please note that when you include an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, you assume responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Please also note that you may not use embedded hyperlinks exclusively to satisfy the line item disclosure requirements under the federal securities laws. Please refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. To the extent that the information contained on these websites is required to be filed with the Commission, file this information as part of the registration statement.

In response to this comment, the Company has deleted the actual URLs and left the company names.

Audited Financial Statements

Statement of Cash Flows, page F-5

9.
We note your response to comment four in our letter dated June 23, 2011. Please revise your filing to explain what specific facts and circumstances originally led you to believe that you had cash that should have been classified as restricted cash as of February 28, 2011 and how your additional research has led you to the conclusion that these cash balances should no longer be considered restricted as of February 28, 2011. Additionally, please tell us the following:

•
Describe how you considered the significance of the changes to your statement of cash flow for the period from inception to February 28, 2011 in arriving at your conclusion that it was not necessary to provide the disclosures required by ASC 250- 10-50-7 through 50-10;

•	Explain how you considered that it was not necessary to clearly indicate on the column heading for your statement of cash flows that the amounts presented for the period ended February 28, 2011; and
•
Describe how you and your auditors concluded that a reissued audit opinion with an explanatory paragraph describing the restatement to your statement of cash flows was not necessary despite the apparent significance of the changes made to net cash used in operating activities and the net increase in cash and cash equivalents during the period presented.

In response to this comment, the Company determined that the reclassification of a restricted cash balance to cash does not require disclosure as a Correction of Error due to its immateriality.  The Company discussed the issue at length with our auditors, who concurred with us that because the revision was not an adjustment, but rather a simple reclassification within current assets, a re-issued audit opinion with an explanatory paragraph and related disclosures was not necessary. The issue was deemed immaterial pursuant to ASC 250-10-45-27 as it had zero effect on earnings, equity, or net assets.

Unaudited Financial Statements

Note 3 – Significant Accounting Policies, page F-15

10.
We note your disclosure on page F-15 that you changed your fiscal year-end from February 28 to December 31. Please confirm that, if this registration statement is declared effective, you will file a transition report on Form 10-K covering the period from March 1, 2011 to December 31, 2011 within 90 days after the end of the transition period. Please also confirm that these transition period financial statements will be audited. Please refer to section 102.05 of the SEC’s Codification of Financial Reporting Policies.

In response to this comment, the Company hereby confirms the fact that it will file a transition report with audited financial statements for the period from March 1, 2011 through December 31, 2011.

Please accept this correspondence as acknowledgement by the Company of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carolyne S. Johnson
Carolyne S. Johnson